Exhibit 99.4

Satellos Announces Pricing of US$50 Million Public Offering in Canada and the United States

BASE SHELF PROSPECTUS IS ACCESSIBLE, AND PROSPECTUS SUPPLEMENT WILL BE ACCESSIBLE WITHIN TWO BUSINESS DAYS ON SEDAR+

TORONTO, February 6, 2026 (BUSINESS WIRE) — Satellos Bioscience Inc. (TSX: MSCL, Nasdaq: MSLE) (“Satellos” or the “Company”), a clinical-stage biotechnology company developing life-improving medicines to treat degenerative muscle diseases, today announced the pricing of its previously announced public offering (the “Offering”) of 4,455,445 common shares and, in lieu of common shares for certain investors, pre-funded warrants to purchase 495,049 common shares. The common shares are being sold at a price of US$10.10 per share (C$13.81 per common share) and the pre-funded warrants are being sold at a price of US$10.09999 per pre-funded warrant (C$13.80999 per pre-funded warrant), which represents the per share price for the common share less the C$0.00001 per share exercise price for each pre-funded warrant. The pre-funded warrants do not expire. In addition, the Company has granted the underwriters a 30-day option following the date hereof to purchase up to an additional 742,574 common shares from the Company at the public offering price, less underwriting discounts and commissions.

Leerink Partners, Guggenheim Securities and Oppenheimer & Co. are acting as joint book-running managers for the Offering. Bloom Burton Securities Inc. is acting as co-manager for the Offering.

The aggregate gross proceeds from the Offering are expected to be approximately US$50 million before deducting underwriting discounts and commissions and other Offering expenses. Closing of the Offering is expected to occur on February 9, 2026, subject to the satisfaction of customary closing conditions, including any required approvals from the Toronto Stock Exchange (“TSX”) and the Nasdaq Global Market (“Nasdaq”).

The Offering is being made in Canada pursuant to a prospectus supplement (the “Supplement”) to the Company’s short form base shelf prospectus dated October 29, 2025 (the “Base Prospectus”), and in the United States pursuant to a registration statement on Form F-10, as it may be amended from time to time, containing the Supplement and Base Prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Company intends to use the net proceeds of the Offering primarily to fund ongoing research and development activities, working capital and general corporate purposes, which may include advancing the development of SAT-3247 through the various stages of clinical trials (Phase 2 to Phase 3) or clinical trials of SAT-3247 in other indications, and investment in other discovery stage or pre-clinical development programs (including evaluation of additional dystrophies), as set out in the Supplement.

The Company’s common shares are expected to begin trading on the date hereof on Nasdaq under the ticker “MSLE.” The Company’s common shares are listed on the TSX under the symbol “MSCL.”

Franklin Berger and Mark Nawacki, each a member of the board of directors of the Company, purchased 24,750 common shares and 30,000 common shares, respectively, in the Offering. The subscriptions for common shares by Franklin Berger and Mark Nawacki are related party transactions within the meaning of applicable Canadian securities laws. The subscriptions by such insiders are exempt from the formal valuation and minority approval requirements applicable to related party transactions on the basis that the value of the transactions insofar as they involve related parties is less than 25% of the Company’s market capitalization. The Board of Directors of the Company has approved the Offering. A material change report in respect of the related party transactions could not be filed earlier than 21 days prior to the closing of the Offering due to the limited time between the commitment by such insiders to purchase the subject common shares and the closing of the Offering.

The Supplement and the accompanying Base Prospectus contain important detailed information about the Offering. Access to the Base Prospectus, the Supplement, and any amendments to the documents will be provided in accordance with securities legislation relating to procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment. The Base Prospectus is, and the Supplement will be (within two business days of the date hereof), accessible on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company’s website www.satellos.com. Electronic or paper copies of the Supplement (when filed) and accompanying Base Prospectus, and any amendment to the documents may also be obtained, without charge, from the Company, by telephone at (647) 660-1780, or by email at ir@satellos.com or you may request them from: Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, or by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, New York, New York 10017, by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com; or Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, NY 10004, or by telephone at (212) 667-8055, or by email at EquityProspectus@opco.com. Prospective investors should read the Supplement (when filed) and accompanying Base Prospectus and the other documents the Company has filed before making an investment decision.

No regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

ABOUT SATELLOS BIOSCIENCE INC.

Satellos is a clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed SAT-3247, a first-of-its-kind, orally administered small molecule drug designed to address deficits in muscle repair and regeneration. SAT-3247 targets AAK1, a key protein that Satellos has identified as capable of helping restore muscle stem cell signaling that is disrupted in DMD. By addressing the loss of dystrophin-dependent cues, SAT-3247 may re-establish the signals that support effective muscle regeneration. SAT-3247 is currently in clinical development as a potential disease-modifying treatment, initially for DMD. Satellos is also working to identify additional muscle diseases or injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and represent future clinical development opportunities.

NOTICE ON FORWARD-LOOKING STATEMENTS

This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding the completion of the Offering, the expected listing and trading of Satellos’ common shares on the Nasdaq and the anticipated use of proceeds from the Offering. The completion of the Offering and the listing of Satellos’ common shares on the Nasdaq are subject to numerous factors, many of which are beyond Satellos’ control, including but not limited to, market conditions, the failure of the parties to satisfy certain closing conditions, the failure of Satellos to satisfy certain listing requirements and other important factors disclosed previously and from time to time in Satellos’ filings with the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario and the SEC. Actual future events may differ from the anticipated events expressed in such forward-looking statements, Satellos believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and Satellos is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.

CONTACTS

Investors: Liz Williams, CFO, ir@satellos.com
Media: Emily Williams, Senior Director of Communications, media@satellos.com